UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

ALLEGRO BIODIESEL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

252532106
(CUSIP Number)

M.A.G. Capital, LLC 555 South Flower Street, Suite 4200 Los Angeles, CA 90071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mercator Momentum Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐	______________________________________________________

	(b) ☒	______________________________________________________

3.	SEC Use Only ____________________________________________________

4.	Source of funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			_____________________

6.	Citizenship or Place of Organization			California

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0

		8.	Shared Voting Power	634,356(1) (2)

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	634,356(1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			634,356(1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			_____________________

13.	Percent of Class Represented by Amount in Row (11)			4.2%

14.	Type of Reporting Person (See Instructions) PN _______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________

(1)  Reflects the Issuer’s one for one hundred reverse stock split on June 30, 2006.

(2) The terms of the warrants, Series A Preferred Stock and Series B Preferred Stock do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule only includes 611,150 shares of common stock that could be acquired without exceeding the foregoing 9.99% limit.

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mercator Momentum Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐	______________________________________________________

	(b) ☒	______________________________________________________

3.	SEC Use Only ____________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			_____________________

6.	Citizenship or Place of Organization			California

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0

		8.	Shared Voting Power	636,490 (1) (2)

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	636,490 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			636,490 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			_____________________

13.	Percent of Class Represented by Amount in Row (11)			4.2%

14.	Type of Reporting Person (See Instructions) PN _______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________

(1) Reflects the Issuer’s one for one hundred reverse stock split on June 30, 2006.

(2) The terms of the warrants, Series A Preferred Stock and Series B Preferred Stock do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule only includes 611,150 shares of common stock that could be acquired without exceeding the foregoing 9.99% limit.

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Monarch Pointe Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐	______________________________________________________

	(b) ☒	______________________________________________________

3.	SEC Use Only ______________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			_____________________

6.	Citizenship or Place of Organization			British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0

		8.	Shared Voting Power	1,459,512 (1) (2)

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	1,459,512 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,459,512 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			_____________________

13.	Percent of Class Represented by Amount in Row (11)			9.6%

14.	Type of Reporting Person (See Instructions) CO _______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________

(1) Reflects the Issuer’s one for one hundred reverse stock split on June 30, 2006.

(2) The terms of the warrants, Series A Preferred Stock and Series B Preferred Stock do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule only includes 611,150 shares of common stock that could be acquired without exceeding the foregoing 9.99% limit.

CUSIP NO. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

M.A.G. Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)☐	______________________________________________________

	(b) ☒	______________________________________________________

3.	SEC Use Only ________________________________________________

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			_____________________

6.	Citizenship or Place of Organization			California

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0

		8.	Shared Voting Power	1,521,634(1)(2)

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	1,521,634(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,521,634(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___________________

13.	Percent of Class Represented by Amount in Row (11)			10.0%

14.	Type of Reporting Person (See Instructions) IA _______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________

(1) Reflects the Issuer’s one for one hundred reverse stock split on June 30, 2006.

(2) The terms of the warrants, Series A Preferred Stock and Series B Preferred Stock do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule only includes 611,150 shares of common stock that could be acquired without exceeding the foregoing 9.99% limit.

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mercator Focus Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐	______________________________________________________

	(b)☒	______________________________________________________

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			_____________________

6.	Citizenship or Place of Organization			California

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0

		8.	Shared Voting Power	21,681(1)

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	21,681(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			21,681(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___________________

13.	Percent of Class Represented by Amount in Row (11)			0.1%

14.	Type of Reporting Person (See Instructions) PN _______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________

(1) Reflects the Issuer’s one for one hundred reverse stock split on June 30, 2006.

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David F. Firestone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐	______________________________________________________

	(b) ☒	______________________________________________________

3.	SEC Use Only

4.	Source of Funds (See Instructions)			AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			_____________________

6.	Citizenship or Place of Organization			USA

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0

		8.	Shared Voting Power	1,521,634(1) (2)

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	1,521,634(1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,521,634(1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___________________

13.	Percent of Class Represented by Amount in Row (11)			10.0%

14.	Type of Reporting Person (See Instructions) IN _______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________
_______________________________________________________________________

(1) Reflects the Issuer’s one for one hundred reverse stock split on June 30, 2006.

(2) The terms of the warrants, Series A Preferred Stock and Series B Preferred Stock do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule only includes 611,150 shares of common stock that could be acquired without exceeding the foregoing 9.99% limit.

INTRODUCTION

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 30, 2005 (as amended, the “Statement”) by M.A.G. Capital, LLC, Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Mercator Focus Fund, L.P. and David F. Firestone with respect to the shares of common stock, par value $0.01 per share (“Common Stock”) of Allegro Biodiesel Corporation, a Delaware corporation, the successor to Diametrics Medical, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

Item 1. Security and Issuer.

Item 1 is amended and restated as follows:

This statement relates to the Common Stock, par value $0.01, of Allegro Biodiesel Corporation, whose principal executive offices are located at 6033 West Century Blvd., Suite 850, Los Angeles, California 90045.

Item 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is filed by Mercator Momentum Fund, L.P. (“Momentum Fund”), Mercator Momentum Fund III, L.P. (“Momentum Fund III”), Mercator Focus Fund, L.P. (“Focus Fund,” together with Momentum Fund and Momentum Fund III, the “Funds”), Monarch Pointe Fund, Ltd. (“MPF”), M.A.G. Capital, LLC (“MAG”) and David F. Firestone (“Firestone”). This statement relates to the securities directly owned by the Funds, MPF and MAG. MAG is the general partner of each of the Funds and controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over the Funds and MPF, Firestone and MAG are deemed to beneficially own the securities of the Funds and MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Firestone, Harry Aharonian and Eugene Loscialpo are members of MPF’s Board of Directors. Firestone is the President, Mr. Aharonian is the Portfolio Manager, and Todd Bomberg is the Chief Investment Officer of MPF.

Firestone’s principal occupation is acting as the managing member of MAG.

Mr. Aharonian’s principal occupation is Portfolio Manager of MAG and Portfolio Manager of MPF. Mr. Aharonian is a United States citizen, and his principal address is 555 South Flower Street, Suite 4200, Los Angeles, CA 90071.

Mr. Loscialpo is a member of MPF’s Board of Directors, and is not otherwise employed. Mr. Loscialpo is a United States citizen, and his principal address is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayer Street Lower, Dublin 1, Republic of Ireland. Each of the Funds is a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Firestone is a United States citizen.

During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The transactions are described below in this Item 4.

On July 6, 2006, MPF, Momentum Fund, and Momentum Fund III acquired 155, 155 and 190 shares, respectively, of Common Stock on the OTC NASDAQ open market for $7.62 per share. The purpose of the open market purchases was to increase the ownership of each of Momentum Fund, Momentum Fund III and MPF in the Issuer.

On September 20, 2006, pursuant to a Contribution Agreement (the “Contribution Agreement”) by and among the Issuer and the members of Vanguard Synfuels, L.L.C. (“Vanguard”), the Issuer acquired 100% of the membership interests of Vanguard for an aggregate purchase price consisting of cash of approximately $17.7 million, and the issuance of 4,300 shares of the Issuer’s Series K Convertible Preferred Stock (the “Acquisition”). The cash portion of the purchase price was financed by the issuance of 2,850 shares of Series J Convertible Preferred Stock (“Series J Preferred”) by the Issuer to Momentum Fund, Momentum Fund III and MPF and other accredited investors (collectively, the “Series J Preferred Stockholders”) for $28.5 million, pursuant to that certain subscription agreement entered into by and between the Issuer and the Series J Preferred Stockholders (the “Series J Subscription Agreement”). The purpose of the acquisition of the Series J Preferred was to effect the recapitalization of the Issuer in order to raise funds to effect the Acquisition. In connection with the issuance of the Series J Preferred, and pursuant to an exercise agreement (the “Exercise Agreement”) MAG, Momentum Fund, Momentum Fund III and MPF agreed to convert their warrants to acquire 417,119 shares of Common Stock for 80,733 shares of Common Stock in a cashless exercise of such warrants, based on the closing price of the Issuer’s Common Stock on September 19, 2006. Additionally, on September 20, 2006, Asset Managers International Limited and MPF each received 815,675 shares of Common Stock upon the conversion of their Convertible Secured Promissory Notes dated December 6, 2005 in accordance with the terms of such promissory notes.

The Series J Preferred Stockholders have the right to receive a preferred dividend of 8% per annum, payable in cash or stock at the discretion of the Issuer, and liquidation preference over existing and subsequent series of common and preferred stock other than the Series H Convertible Preferred Stock. Each share of Series J Preferred has voting rights equivalent to the number of shares of Common Stock into which the Series J Preferred is convertible, and is convertible into 13,180 shares of Common Stock at the conversion price of $0.758754. The conversion of the Series J Convertible is subject to the approval of the Issuer’s shareholders, as described below, and is mandatorily convertible to Common Stock at the Issuer’s option. In connection with the sale of the Series J Preferred, the Issuer entered into a Registration Rights Agreement, dated as of September 20, 2006, with certain related parties (including MPF, Momentum Fund, Momentum Fund III, MAG, and Ocean Park Advisors, LLC). In addition, the Issuer previously granted registration rights to the holders of its Series H and Series I Convertible Preferred Stock.

In consideration for the assignment to the Issuer of certain rights to acquire Vanguard, pursuant to the subscription agreement by and between the Issuer and MAG (the “Warrant Subscription Agreement”), the Issuer issued warrants to purchase 6,500,000 shares of Common Stock to MAG (“MAG Warrants”). Half of the MAG Warrants have an exercise price of $1.1381 per share, and the other half have an exercise price of $1.3278 per share.

The MAG Warrants and the conversion of the Series J Preferred are subject to the approval by the shareholders of (i) an amendment to the Issuer’s articles of incorporation to increase the Issuer’s authorized common stock (the “Charter Amendment”), or (ii) the reincorporation of the Issuer in the state of Delaware (the “Reincorporation”), in either case resulting in an increase in the authorized Common Stock. The holders of a majority of the voting power of the Issuer’s capital stock have agreed pursuant to a voting agreement (the “Voting Agreement”) to approve the foregoing matters.

Pursuant to the Acquisition, and in accordance with the terms of the Exercise Agreement, MAG, Momentum Fund, Momentum Fund III and MPF converted all of their warrants into 80,733 shares of Common Stock, and MPF converted its $375,000 Convertible Secured Promissory Note and accrued interest thereupon into 815,675 shares of Common Stock. The warrants described in the preceding sentence and their acquisition by the Reporting Persons are described in further detail in a Statement on Schedule 13G filed May 27, 2003 and in amendment numbers 1 through 3 thereto.

In connection with the Acquisition, the Board of Directors of the Issuer appointed Darrell Dubroc and Tim Collins to its Board of Directors, and appointed Mr. Dubroc President and Chief Operating Officer and Mr. Collins Executive Vice President of Business Development of the Issuer. Messrs. Dubroc and Collins were executive officers, directors and members of Vanguard.

On November 28, 2006, the Issuer reincorporated in the state of Delaware, upon the effectiveness of which: (i) each share of Series H Convertible Preferred Stock was automatically converted into shares of Series B Convertible Preferred Stock, on a one-for-one basis and (ii) each share of Series J Convertible Preferred Stock was automatically converted into shares of Series A Convertible Preferred Stock, on a one-for-ten thousand basis.

Subsequently, pursuant to that certain Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) by and among MAG, Momentum Fund, Momentum Fund III and MPF, on December 21, 2006, MAG irrevocably assigned to Momentum Fund, Momentum Fund III and MPF all of MAG’s right, title and interest in certain of the Issuer’s securities owned by MAG, including MAG’s rights and obligations with respect to such securities. The Issuer’s securities that MAG transferred to Momentum Fund, Momentum Fund III and MPF consisted of the following:

•	MAG Warrants to purchase up to 707,318 shares of Common Stock and 2,709 shares of Common Stock were assigned to Momentum Fund;

•	MAG Warrants to purchase up to 1,365,854 shares of Common Stock and 4,615 shares of Common Stock were assigned to Momentum Fund III; and

•	MAG Warrants to purchase up to 4,426,828 shares of Common Stock and 560 shares of Common Stock were assigned to MPF.

MAG continues to retain all investment and voting powers with respect to the transferred securities. The parties to the Assignment and Assumption Agreement agreed to use their commercially reasonable efforts to deliver all certificates evidencing the assigned securities and to otherwise complete the transfer of the assigned securities as soon as is reasonably practical.

Item 5. Interest in Securities of the Issuer.

(a) The percentage of class of securities in row 13 of the cover page is based upon the assumption that the Issuer had 14,619,458 shares of Common Stock outstanding as of April 2, 2007, as described in the Issuer’s Form SB-2 filed on January 22, 2007. The individual Reporting Persons had beneficial ownership of the following securities of the Issuer as of April 2, 2007:

•
Momentum Fund owns 1,1600,000 shares of Series A Preferred Stock (“Series A Shares”), 2,686 shares of Series B Preferred Stock (“Series B Shares”), MAG Warrants to purchase up to 707,318 shares of Common Stock and 23,206 shares of Common Stock.

•	Momentum Fund III owns 2,240,000 Series A Shares, 2,478 Series B Shares, MAG Warrants to purchase up to 1,365,854 shares of Common Stock, and 25,340 shares of Common Stock.

•	Focus Fund owns warrants to purchase up to 8,106 shares of Common Stock and 13,576 shares of Common Stock.

•	MPF owns 7,260,000 Series A Shares, 4,086 Series B Shares, MAG Warrants to purchase up to 4,426,828 shares of Common Stock and 848,362 shares of Common Stock.

Neither MAG nor Firestone directly owns any securities of Issuer.

Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $1.00 by the conversion price, $0.758754, which is subject to adjustments from time to time for stock splits and similar events. As of April 2, 2007, each Series A Share is convertible into 1.31795022 shares of Common Stock.

The Series B Preferred was obtained by MPF, Momentum Fund, Momentum Fund III and MAG (the “Exchanging Persons”) in connection with the reclassification of certain of the securities of the Issuer on December 6, 2005. The Exchanging Persons have agreed to convert their shares of Series B Preferred into shares of Common Stock upon shareholder approval. Each share of Series B Preferred is convertible into the number of shares of Common Stock determined by dividing $100.00 by the conversion price, $0.0001, which is subject to adjustments from time to time for stock splits and similar events. As of April 2, 2007, each Series B Share is convertible into 1,000,000 shares of Common Stock.

The documentation governing the terms of the Series A Shares and the Series B Shares contains provisions that limit the conversion of such shares. Both the Series A Preferred and the Series B preferred are subject to the limitation that the Reporting Persons do not at any time beneficially own more than 9.99% of the Issuer’s then outstanding Common Stock if MAG elects to convert, as determined under Section 13(d) of the Securities Exchange Act of 1934. Additionally, the conversion of the Series A Preferred is subject to the approval of the Issuer’s shareholders, as described above under Item 4. As such, not all of the shares of Common Stock that the Reporting Persons may beneficially own upon conversion of Series A Preferred or Series B Preferred are not included in the cover page.

The warrants owned by Focus Fund and the MAG Warrants are exercisable subject to the limitation that the holders do not at any time beneficially own more than 9.99% of the Issuer’s Common Stock then outstanding, as determined under Section 13(d) of the Securities Exchange Act of 1934.

(b) The right to vote and the right to dispose of the shares beneficially owned by Focus Fund are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund III are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MPF are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and Firestone.

(c) Transactions of the Reporting Persons within the past sixty days with respect to the Issuer’s securities are described above under Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

(d) Contribution Agreement. The description of the Contribution Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Contribution Agreement is attached hereto as Exhibit 7(a), and incorporated herein by this reference.

(e) Exercise Agreement. The description of the Exercise Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Exercise Agreement is attached hereto as Exhibit 7(b), and incorporated herein by this reference.

(f) Warrant Subscription Agreement. The description of the Warrant Subscription Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Warrant Subscription Agreement is attached hereto as Exhibit 7(c), and incorporated herein by this reference.

(g) Warrants. The description of the MAG Warrants set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the MAG Warrants are attached hereto as Exhibits 7(d) and 7(e), and incorporated herein by this reference.

(h) Series J Subscription Agreement. The description of the Series J Subscription Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Series J Subscription Agreement is attached hereto as Exhibit 7(f), and incorporated herein by this reference.

(i) Voting Agreement. The description of the Voting Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Voting Agreement is attached hereto as Exhibit 7(g), and incorporated herein by this reference.

(j) Registration Rights Agreement. The description of the Registration Rights Agreement set forth in the Introduction to this Amendment is incorporated herein by this reference. In addition, the Registration Rights Agreement is attached hereto as Exhibit 7(h), and incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following:

Exhibit 7(a)
Contribution Agreement among the Issuer and the members of Vanguard Synfuels, LLC, filed as Exhibit 2.1 to the Issuer’s Form 8-K dated September 26, 2006 (the “8-K”), and incorporated herein by this reference.

Exhibit 7(b)	Exercise Agreement, dated as of September 20, 2006, by and between the Issuer and MAG, filed as Exhibit 10.21 to the 8-K, and incorporated herein by this reference.

Exhibit 7(c)
Warrant Subscription Agreement, dated as of September 20, 2006, by and between the Issuer and MAG, regarding warrants to purchase Common Stock, filed as Exhibit 10.22 to the 8-K, and incorporated herein by this reference.

Exhibit 7(d)	Warrant 1 to MAG, issued September 20, 2006, filed as Exhibit 10.23 to the 8-K, and incorporated herein by this reference.

Exhibit 7(e)	Warrant 2 to MAG, issued September 20, 2006, filed as Exhibit 10.24 to the 8-K, and incorporated herein by this reference.

Exhibit 7(f)
Series J Convertible Preferred Stock Subscription Agreement, dated September 20, 2006, among Diametrics Medical, Inc. and M.A.G. Capital, LLC, Monarch Pointe Fund, Ltd., Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P. and certain Accredited Investors, filed as Exhibit 10.7 to the 8-K, and incorporated herein by this reference.

Exhibit 7(g)	Voting Agreement, dated September 20, 2006, by and among the Issuer and certain of its stockholders, filed as Exhibit 4.5 to the 8-K, and incorporated herein by this reference.

Exhibit 7(h)
Registration Rights Agreement for the Series J Convertible Preferred Stock, dated September 20, 2006, among the Issuer and certain of its stockholders, filed as Exhibit 4.4 to the 8-K, and incorporated herein by this reference.

Exhibit 7(i)	Assignment and Assumption Agreement dated December 21, 2006, by and among MAG, Momentum Fund, Momentum Fund III and MPF.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007	MERCATOR MOMENTUM FUND, L.P.

	By:	M.A.G. CAPITAL, LLC, its general partner

By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: April 2, 2007	MERCATOR MOMENTUM FUND III, L.P.

	By:	M.A.G. CAPITAL, LLC, its general partner

By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: April 2, 2007	MERCATOR FOCUS FUND, L.P.

	By:	M.A.G. CAPITAL, LLC, its general partner

By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: April 2, 2007	MONARCH POINTE FUND, LTD.

	By:	/s/ Harry Aharonian
Harry Aharonian,
Director

Dated: April 2, 2007	M.A.G. CAPITAL, LLC

	By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: April 2, 2007	/s/ David F. Firestone
David F. Firestone